October 31, 2008

Via EDGAR

Michelle Lacko, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Plainfield Enterprises LLC Form 10-12G/A File No. 000-53407

Dear Ms. Lacko:

Reference is made to the initial registration statement on Form 10 of Plainfield Enterprises LLC (the “Company”) that was filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 10, 2008 (the “Registration Statement”).  The Registration Statement relates to the proposed registration of the Company’s Class A limited liability company interest under the Securities Exchange Act of 1934, as amended (the “Registration”).  By letter dated October 6, 2008 (the “First Comment Letter”), the Staff of the Commission (the “Staff”) provided the Company with its comments regarding the Registration Statement.  In response to the Staff’s comments, the Company amended the Registration Statement (the “First Amended Registration Statement”) and filed it with the Commission on October 16, 2008.  By letter dated October 24, 2008 (the “Second Comment Letter”), the Staff presented the Company with its further comments regarding the First Amended Registration Statement.

In response to the Staff’s comments included in the Second Comment Letter, the Company has amended the First Amended Registration Statement (the “Second Amended Registration Statement”) which is being filed with the Staff for further review together with this response letter (the “Second Response Letter”).  The following numbered paragraphs of this Second Response Letter correspond to the numbered paragraphs of the Second Comment Letter.  References to page numbers in the responses below are to page numbers in the Second Amended Registration Statement.

Michelle Lacko, Esq.
Securities and Exchange Commission
October 31, 2008

Form 10-12G/A

Item 1. Description Of Business, page 1

1.
We note your response to prior comment 1; however, please provide us with analysis supporting your position that you are not a development stage company in light of the fact that: (i) it appears that you are devoting substantially all of your effort to obtain a Nevada gaming license so that you may establish your business and (ii) your business purpose is to hold equity in an entity related to the gaming industry but you have not yet converted the MonteLago Note into an equity interest in MonteLago and you hold no other equity in any entity related to the gaming industry.

The Company supplementally advises the Staff that the Company does not believe that it is a development stage company within the meaning of SFAS No. 7, Accounting and Reporting by Development Stage Enterprises, for the following reasons:

1)
Plainfield Enterprises LLC was formed for the purpose of acting as a holding company for an interest in Casino MonteLago, an existing business that has been in operation since April 2003.  The Company does not believe that it follows a business model employed by a traditional operating company, within the context contemplated by SFAS No. 7. Paragraph 9 of SFAS No. 7 describes typical activities being undertaken by development stage enterprises.  The Company is not currently nor is it ever likely to be involved in any of the activities described in paragraph 9 of SFAS No. 7.  Additionally, even if the Company were to attempt to define its “planned principal operations” within the meaning of SFAS No. 7, it could only be the ownership of an interest in Casino MonteLago as this is the Company’s only planned purpose. Accordingly, upon acquisition of the MonteLago Note on July 1, 2008, the Company commenced its planned principal operations.  Conversion of the MonteLago Note into equity will have no impact on the operation of the Company as a holding company.

2)
The Company will never earn any operating revenue as contemplated by SFAS No. 7.  The only ongoing income that the Company has earned from inception to date and is likely to ever earn in the future will be as a result of positive fluctuations in the market value of the Company’s interest in Casino MonteLago.

Notwithstanding the points outlined above, the Company highlights the fact that the term, “development stage enterprise,” as used in SFAS No. 7, is an accounting related concept that in the Company’s case would have no accounting consequence if the Company were to embrace and use it.  If the Company had concluded that it was a development stage enterprise at July 31, 2008, the disclosure requirements of SFAS No. 7 would have virtually no impact on the Company’s financial statements. Due to the Company’s short history, the Company has already presented inception-to-date information, and all equity transactions to date have been presented in the Company’s consolidated statement of members’ equity as required under applicable accounting principles and guidance.

Michelle Lacko, Esq.
Securities and Exchange Commission
October 31, 2008

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 17

2.
We note your response to prior comment 5; however, the table setting forth the beneficial owners of more than 5% of the company’s securities relates to voting securities only and we note that the Class B units are non-voting securities. Please delete this information from the 5% security owner table and revise the disclosure relating to Mr. Max Holmes in the first table on page 18 to disclose, either by footnote or otherwise, that Plainfield Enterprises Holdings LLC, a wholly-owned subsidiary of the Plainfield Fund, owns all of the issued and outstanding Class B units. Also, please revise or explain the discrepancy between your disclosure in footnote 2 that Mr. Holmes has the ability to vote or direct the vote of the Class B units with your disclosure that the Class B units are non-voting equity.

The Company acknowledges the Staff’s comment and has amended the section of the First Amended Registration Statement entitled “Item 4  Security Ownership of Certain Beneficial Owners and Management” to remove the Class B Units from the table of beneficial owners, and has included such information in the second footnote to the table of beneficial ownership of the Company’s Board of Managers.  The Company has also amended this footnote to delete the reference to the voting rights of the Class B units.  Please see pages 17 and 18 of the Second Amended Registration Statement.

Financial Statements, page F-1

Plainfield Enterprises LLC and Subsidiaries Financial Statements for the period ended

July 31, 2008, page F-2

Consolidated Statement of Operations, page F-4

Consolidated Statement of Members’ Equity (Deficiency), page F-5

3.
We note your response to our prior comment 12 but continue to believe you should revise the consolidated statement of members’ equity to include separate disclosure of changes in member’s equity for each class of member’s equity (i.e., the Class A and Class B units). Also, the consolidated statement of operations should be revised to clearly disclose the amount of the net loss allocated to each class of members’ equity and to disclose results of operations on a per unit basis for both the Class A and Class B units. Refer to guidance outlined in SAB Topic 4:F. Please revise.

The Company acknowledges the Staff’s comment, and particularly the reference to SAB Topic 4:F. The Company respectfully disagrees that SAB Topic 4:F is applicable or relevant to Plainfield Enterprises LLC.  SAB Topic 4:F specifically makes reference to “publicly held partnerships having one or more corporate or individual general partners and a relatively larger number of limited partners” and focuses on the typical distinctions between the equity interests of general and limited partners.  The Company, by way of contrast, is a limited liability company, not a limited partnership, with only two owners, HBJ Plainfield LLC, which holds the sole Class A unit, and Plainfield Enterprises Holdings LLC, which directly holds 9,999 Class B units.  As set forth in Note 3 to the Company’s financial statements, the rights and privileges of holders of the two classes of membership units are identical but for voting rights, thus making the information that would otherwise be required by SAB Topic 4:F inapplicable. Moreover, no units of either class are publicly traded on any exchange, and the Company does not intend to list these units on any stock exchange or quotation system, or otherwise facilitate any secondary public market that would result in the units becoming publicly held or traded.

Michelle Lacko, Esq.
Securities and Exchange Commission
October 31, 2008

With respect to the Staff’s request that the Company disclose results of operations on a per unit basis, the Company again respectfully disagrees with the Staff’s analysis.  The Company believes that disclosure of per unit information is neither required nor meaningful based on paragraph 6 of SFAS No. 128, Earnings per Share, which provides that:

“This Statement requires presentation of earnings per share by all entities that have issued common stock or potential common stock … if those securities trade in a public market either on a stock exchange (domestic or foreign) or in the over-the-counter market, including securities quoted only locally or regionally. This Statement also requires presentation of earnings per share by an entity that has made a filing or is in the process of filing with a regulatory agency in preparation for the sale of those securities in a public market.”

The Company does not have any securities that trade, or will trade, in a public market, nor has it made a filing or is it in the process of filing in preparation for the sale of any securities in a public market.  Consequently, as stated in paragraph 6 of SFAS No.128, the Company does not believe that the presentation of earnings per share is required.  Based on the interpretative response expressed by the Staff in SAB Topic 4:D, the Staff has emphasized that registrants should follow the provisions of SFAS No. 128 in determining how to prepare and present earnings per share.

The foregoing notwithstanding, to add transparency regarding the Company’s sources of invested capital, the Company has revised its consolidated statement of members’ equity to present capital contributions attributable to Class A and Class B units separately.  Please see page F-5 of the Second Amended Registration Statement.

* * * *

Michelle Lacko, Esq.
Securities and Exchange Commission
October 31, 2008

The Company thanks the Staff for its close attention to the First Amended Registration Statement, and looks forward to receipt of any additional comments that it may have to the Second Amended Registration Statement.  Please feel free to telephone the undersigned at (212) 574-1420 or my colleague, Edward S. Horton, Esq. at (212) 574-1265, with any questions or comments.

Very truly yours, SEWARD & KISSEL LLP By: /s/ Robert E. Lustrin Robert E. Lustrin, Esq.
cc:        Alan Ginsberg
Plainfield Enterprises LLC
55 Railroad Avenue
Greenwich, CT 06830

cc:        L. Ralph Piercy
      Piercy Bowler Taylor & Kern, Certified Public Accountants
6100 Elton Avenue, Suite 1000
Las Vegas, NV 89107-0123

Enclosures

[Plainfield Enterprises LLC Letterhead]

                                     October 31, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Plainfield Enterprises LLC

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully, Plainfield Enterprises LLC By: /s/ Alan Ginsberg Name: Alan Ginsberg Title: Operating Manager